FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of November, 1999

                                Hi-Q Wason, Inc.
                  --------------------------------------------
                 (Translation of registrant's name into English)

         4th Floor, 52 Lane 232, Hu Lin Street, Hsin Yi District Taipei,
                            Taiwan Republic of China
                     --------------------------------------
                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F   X       Form 40-F
                                  -----               -----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No    X
                                   -----     -----

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-
                                                 -------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Hi-Q Wason, Inc.
                                             -----------------------------------
                                                     (Registrant)

Date: November 30, 1999                      By: /S/ Tuan-Yuan Hu
      -----------------                          -------------------------------
                                                       (Signature)*
                                                     Tuan-Yuan Hu,
                                                     Chief Executive Officer

     *  Print the name and title of the signing officer under his signature.


     Exhibits:
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     Exhibit 99.1   November 15, 1999 release reporting  financial results for the three months ended June 30, 1999.

     Exhibit 99.2    November 15, 1999 release regarding investor relations.